Filed by Anchiano Therapeutics Ltd.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Chemomab Ltd.

Chemomab Announces Positive Phase Ib Results of its SPARK study testing CM-101 in NAFLD patients

-	CM-101, a first in class CCL24 blocking antibody, showed excellent safety and tolerability using both IV and SC administration

-	Dose dependent target engagement was measured for both tested doses

-	First human confirmation for CM-101 anti-fibrotic mechanism of action

Tel Aviv – January 5, 2021 – Chemomab Ltd., a clinical-stage biotech company focusing on discovery and development of innovative therapeutics for fibrosis-related diseases, today announces positive results of the phase Ib clinical trial of its lead compound CM-101 in nonalcoholic fatty liver disease (NAFLD) patients with normal liver function.

The SPARK study is a double-blind, placebo-controlled study designed to evaluate the safety, tolerability and pharmacokinetic (PK) profile of CM-101 in NAFLD patients with normal liver function. In addition, the study included exploratory evaluation of pharmacodynamic (PD) parameters. The study recruited two cohorts of eight patients randomized in a 3:1 ratio between CM-101 2.5 mg/kg given as IV infusion (cohort 1) or CM-101 5 mg/kg given as SC injection (Cohort 2) and placebo. Each patient received five CM-101 administrations, once every 3 weeks, and had a post treatment follow-up of 42 days.

CM-101 is a CCL24 blocking monoclonal antibody that demonstrates amelioration of fibrosis and inflammation in animal models of multiple indications and is being developed as a potential treatment for patients with fibrosis-related diseases, such as Primary Sclerosing Cholangitis (PSC) and Systemic Sclerosis (SSc).

In this study repeated CM-101 administrations were found to be safe and well- tolerated for both tested doses when given as IV infusion or SC injection. No safety signals or unexpected adverse events were observed for CM-101 and all reported adverse events were mild or moderate in intensity. No injection-related signs or symptoms were reported for both IV and SC administrations.

Five repeated CM-101 administrations showed a dose proportional PK profile. The CM-10 terminal half-life (T1/2) was similar to that seen in the phase I studies in healthy volunteers supporting long, once in 2-4, weeks administration. None of the patients developed anti-drug antibodies (ADA).

Exploratory analysis of multiple pharmacodynamic parameters, including measurement of collagen turnover and fibrotic biomarkers, such as Pro-C3, Pro-C4, C3M and TIMP1, showed beneficial effects. CM-101 treatment resulted in reduction of fibrotic and fibrogenesis markers compared to no change or slight elevation in the placebo treated group. These beneficial effects were accompanied by reduction in liver stiffness measured by FibroScanTM . This pharmacodynamic data will be used to support planning of the phase II studies.

“We are very pleased with the outcome of the SPARK study, and especially with the anti-fibrotic signal” said Dr. Adi Mor, CEO of Chemomab. “CM-101 was shown to be safe and well- tolerated, which taken together with the early indication of interference with fibrotic processes pave the way for testing CM-101 in phase II studies in fibrotic indications” Dr. Mor continued.

Prof. Rifat Safadi, Principal Investigator of the phase Ib study, Head of the Liver Unit, Gastroenterology and Liver Diseases, Division of Medicine at Hadassah Medical Center, Professor of Internal Medicine, Bowel, Liver Disease, and Metabolic Syndrome at Hebrew University in Israel, added “In this phase Ib study, CM-101 administration, as IV infusions or SC injections, showed a very clean safety and tolerability profile. The early signal of CM-101 in fibrotic processes is very encouraging and will need to be further studied in patients with more active fibrotic processes.”

Prof. Massimo Pinzani, Director of the UCL Institute for Liver & Digestive Health & the Sheila Sherlock Chair of Hepatology UK and world leader in liver fibrogenic disorders, commented “I have been escorting Chemomab from early pre-clinical development and the completion of the CM-101 phase Ib study is a significant milestone for the company. The safety profile and pharmacodynamic effects shown in this Phase Ib study supports further testing of CM-101 in PSC patients in the ongoing phase IIa study in the UK and Israel.”

About CCL24

CCL24 is a soluble protein found to be overexpressed in fibrotic tissues and plays a unique and pivotal role in promoting fibrosis and inflammation. CCL24 induces a dual effect that includes a direct activation of fibroblasts and recruitment of inflammatory cells to damaged tissues.

About CM-101

Chemomab’s lead clinical candidate, CM-101, is a first in class monoclonal antibody targeting CCL24, a novel and differentiated fibrotic target. CM-101 has been shown to substantially attenuate fibrosis and inflammation across a wide range of in-vitro and in-vivo models, including experimental models of primary sclerosing cholangitis (PSC), systemic sclerosis (SSc), idiopathic pulmonary fibrosis (IPF) and NASH.

CM-101 has been shown to be safe and well-tolerated in phase I and Ib clinical studies in healthy volunteers and NAFLD patients and is currently being tested in a phase IIa study in PSC patients. A second phase II study in SSc is planned during 2021.

About Chemomab

Chemomab is a clinical-stage biotech company focusing on the discovery and development of innovative therapeutics for fibrosis-related diseases with a high unmet need. Based on the unique and pivotal role of the soluble protein CCL24 in promoting fibrosis and inflammation, Chemomab developed CM-101, a monoclonal antibody designed to bind and block CCL24 activity. CM-101 has potential to treat multiple severe and life-threatening inflammatory and fibrotic diseases and is currently undergoing clinical development for the orphan diseases, Primary Sclerosing Cholangitis (PSC) and Systemic Sclerosis (SSc). In October 2020, Chemomab initiated the SPRING Study, its first phase 2 clinical trial evaluating the safety and efficacy of CM-101 in patients diagnosed with PSC. Chemomab is a privately held company supported by leading healthcare-focused investors, including OrbiMed and Peter Thiel. For more information on Chemomab, please visit www.chemomab.com.

Chemomab recently entered into a merger agreement with the Nasdaq listed company Anchiano Therapeutics Ltd. (“ANCN”), a biopharmaceutical company dedicated to the discovery, development, and commercialization of novel targeted therapies to treat cancer in areas of significant clinical need, in which the shareholders of Chemomab would become the majority holders of the combined company. The proposed merger will create a public company focused on advancing Chemomab’s lead product, CM-101, for the treatment of fibrosis-related diseases with high unmet medical need.

Important Information About the Merger for Investors and Shareholders

This communication may be deemed to be solicitation material in respect of the proposed transaction between Anchiano and Chemomab. In connection with the proposed transaction between Anchiano and Chemomab, Anchiano will file a combined registration / proxy statement with the SEC. This communication is not a substitute for the combined registration / proxy statement or any other documents that Anchiano may file with the SEC or send to Anchiano shareholders in connection with the proposed transaction. Before making any voting decision, investors and securityholders are urged to read the combined registration / proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and securityholders may obtain free copies of the combined registration / proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC www.sec.gov. Once filed, the combined registration / proxy statement will be available free of charge on Anchiano’s website at www.anchiano.com or by contacting Anchiano’s Investor Relations by email at info@anchiano.com or by phone at 857-259-4622.

Participants in the Solicitation

Anchiano, Chemomab and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Anchiano’s ADSs in connection with the proposed transaction. Information about Anchiano’s directors and executive officers is set forth in Anchiano’s Definitive Proxy Statement for its 2020 Annual meeting, which was filed with the SEC on April 6, 2020, and in subsequent filings made by Anchiano with the SEC. Other information regarding the interests of such individuals, as well as information regarding Chemomab’s directors and executive officers and other persons who may be deemed participants in the proposed transaction, will be set forth in the combined registration / proxy statement, which will be filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, among other things, statements regarding the clinical development pathway for CM-101; the proposed merger between Chemomab and Anchiano; expectations regarding ownership structure of the combined company; the future operations of the combined company and its ability to successfully initiate and complete clinical trials and achieve regulatory milestones; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; that the proposed merger will close and will enable the combined company to participate in the possible success of the combined company’s product candidates; and that the product candidates have the potential to address high unmet needs of patients with serious fibrosis-related diseases and conditions. Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements are based upon Anchiano’s and Chemomab’s current expectations. Forward-looking statements involve risks and uncertainties.

Because such statements deal with future events and are based on Anchiano’s and Chemomab’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Anchiano or the combined company could differ materially from those described in or implied by the statements in this press release, including: the risk related to Anchiano’s and Chemomab’s ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely or at all obtain shareholder approval for the transaction; the execution of definitive agreements with certain existing Chemomab shareholders including risks and uncertainties related to the satisfaction of the closing conditions related to the financing; the uncertain and time-consuming regulatory approval process; risks related to the combined company’s ability to correctly manage its operating expenses and its expenses; risks related to the market price of Anchiano’s ADSs relative to the exchange ratio; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger transaction; combined company’s plans to develop and commercialize its product candidates, including CM-101 and RAS; the timing of initiation of combined company’s planned clinical trials; the timing of the availability of data from combined company’s clinical trials; the timing of any planned investigational new drug application or new drug application; combined company’s plans to research, develop and commercialize its current and future product candidates; the clinical utility, potential benefits and market acceptance of combined company’s product candidates; combined company’s commercialization, marketing and manufacturing capabilities and strategy; the combined company’s ability to protect its intellectual property position; and the requirement for additional capital to continue to advance these product candidates, which may not be available on favorable terms or at all. In addition, there can be no assurance that Anchiano and Chemomab will be able to complete the transactions contemplated by the merger agreement or related transactions. Additional risks and uncertainties relating to Anchiano and its business can be found under the caption “Risk Factors” and elsewhere in Anchiano’s filings and reports with the SEC, including in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 17, 2020 as updated by its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020, filed with the SEC on May 7, 2020, August 14, 2020 and November 16, 2020, respectively, and its other subsequent filings with the SEC. Anchiano expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Anchiano’s and Chemomab’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Chemomab Contact:

Mr. Sharon Elkobi
VP of Business Development
office@chemomab.com

+972-77-331-0156